SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2009

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  'Over-Allotment Option for Delta Lloyd IPO'

The securities to which these materials relate have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

24 November 2009

EXERCISE OF OVER-ALLOTMENT OPTION

FOR
DELTA LLOYD IPO

Aviva plc ("Aviva") announces that it has received notice from Goldman Sachs International and Morgan Stanley, as joint global coordinators of the Initial Public Offering ("IPO") of Delta Lloyd N.V. ("Delta Lloyd"), of the exercise in part of the over-allotment option granted in relation to the IPO.

The over-allotment option has been exercised in respect of 4,550,000 shares in Delta Lloyd at the offer price of €16.00 per share. As a result, the total size of the IPO (including the portion of the over-allotment option exercised) is 68,050,000 shares. This represents aggregate gross proceeds of €1.09 billion (£1.00 billion*).

Aviva retains 58.3% of the ordinary share capital and 54.0% of the voting rights in Delta Lloyd.

Delta Lloyd shares are traded on NYSE Euronext Amsterdam under the ticker 'DL'.

* Based on an exchange rate of £0.92 / €1

- ends -

Enquiries:

Media
Hayley Stimpson,
external affairs director

+44 (0)20 7662 7544
Nick Woodruff
, Finsbury

+44 (0)20

7251 3801

Analysts
Charles Barrows, investor relations director

+44 (0)20 7662 8115

Notes to editors:

Aviva is the world's fifth largest# insurance group, serving 50 million customers across Europe, North America and Asia Pacific.

Aviva's main business activities are long-term savings, fund management and general insurance, with worldwide total sales of £51.4 billion and funds under management of £381 billion at 31 December 2008.

Aviva is the largest insurance services provider in the UK and one of the leading providers of life and pension products in Europe.

The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive.

# Based on gross worldwide premiums at 31 December 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  24 November, 2009

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary